As filed with the Securities and Exchange             Registration No. _________
Commission on ___________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               THERMOGENESIS CORP.
             (Exact name of the Company as specified in its charter)


             Delaware                                  94-3018487
             --------                                  ----------
 (State or other jurisdiction or                    (I.R.S. Employer
  incorporation or organization)                  Identification Number)

                              3146 Gold Camp Drive
                        Rancho Cordova, California 95670
                                 (916) 858-5100
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                                Philip H. Coelho
                             Chief Executive Officer
                               THERMOGENESIS CORP.
                              3146 Gold Camp Drive
                            Rancho Cordova, CA 95670
                                 (916) 858-5100
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                              David C. Adams, Esq.
                              Bartel Eng & Schroder
                          300 Capitol Mall, Suite 1100
                              Sacramento, CA 95814
                                 (916) 442-0400

Approximate date of commencement of the proposed sale to the public: As soon as practicable and from time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                                                        Proposed
                                                                  Proposed maximum       maximum        Amount of
Title of each class of securities to           Amount to be        offering price       aggregate     registration
be registered                                   registered           per share        offering price      fee
===================================================================================================================

Common Stock                                        3,807,594           $1.955(1)     $7,443,846.27         $602.21

Common Stock Underlying Warrants                    11,976(2)            $2.39(3)        $28,622.64           $2.32

-------------------------------------------------------------------------------------------------------------------

Total                                               3,819,570                                               $604.53
===================================================================================================================

(1) Calculated in accordance with Rule 457(c) of the Securities Act of 1933, as amended ("Securities Act"). Estimated for the sole purpose of calculating the registration fee and based upon the average of the high and low price per share of our common stock on April 16, 2003, as reported on the Nasdaq Small Cap Market.

(2) Represents the number of shares of common stock offered for resale following the exercise of warrants.

(3) Calculated in accordance with Rule 457(g) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to Completion dated April __, 2003                            PROSPECTUS


                                    3,819,570

                               THERMOGENESIS CORP.

                                  Common Stock


     All of the shares of common stock of THERMOGENESIS CORP. offered are being sold by the selling stockholders listed in this Prospectus. Of the shares being sold by the selling stockholders, up to 11,976 shares may be resold upon the exercise of outstanding warrants. The common stock and warrants were issued in a private placement completed in March 2003. We will not receive any proceeds from the resale of any common stock by the selling stockholders.

     Our common stock is traded and listed on The Nasdaq SmallCap Market, under the symbol "KOOL." On April 16, 2003, the last reported sale price for the common stock was $1.99. There is no market for the warrants.

     Our principle executive offices are located at 3146 Gold Camp Drive, Rancho Cordova, California 95670. Our telephone number is (916) 858-5100.


          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" AT PAGE 3.
                         -------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






                 The date of this Prospectus is April ___, 2003

                                Table of Contents

Part  I                                                                   Page
-------                                                                   ----

Prospectus Summary..........................................................1
Risk Factors................................................................3
Summary Financial Information...............................................8
Company Background..........................................................9
Summary of Offering........................................................11
Use of Proceeds............................................................11
Plan of Distribution.......................................................11
Selling Stockholders.......................................................12
Indemnification of Directors and Officers..................................13
Transfer Agent.............................................................14
Experts....................................................................14
Legal Matters..............................................................14
Where Can You Find More Information........................................14
Glossary of Certain Technical Terms........................................17

                               PROSPECTUS SUMMARY

     This Prospectus contains or incorporates "forward-looking statements," which include statements about our business strategy, our growth strategy, our product development and marketing efforts, and anticipated trends in our business, which are not historical facts. We may also make additional forward-looking statements from time to time in filings that we make with the Securities and Exchange Commission. When we use words like "believe," "expect," "anticipate," "project," and similar expressions, this should alert you that the statement is forward-looking. Forward-looking statements speak only as of the date made, based largely on expectations. These expectations are generally subject to a number of risks and uncertainties, some of which cannot be predicted or quantified, and which are beyond our control. Future events and actual results may differ materially from the anticipated results expressed in, contemplated by, or underlying our forward-looking statements. Statements in this Prospectus, and in documents incorporated by reference into this Prospectus, including those set forth in the caption "Risk Factors" describe factors, among others, that could contribute to or cause differences. In light of these risks and uncertainties, we cannot give any assurances that the forward-looking information will in fact transpire or prove to be accurate in the future.


Our Business

     We are a leading developer and manufacturer of micro-manufacturing systems consisting of compact robotic devices or automated devices and companion sterile single-use disposables that our customers use to produce products sourced from single units of blood. These biological products include hematopoietic stem cells for bone marrow rescue transplants and blood derived proteins to assist surgeons in arresting bleeding or gluing tissues. Our technology platforms are designed to micro-manufacture biopharmaceutical drugs from a single donation of blood, in contrast to the manufacture of biopharmaceutical drugs using "pools" of blood from thousands of donors or by using expensive technology.

Our Strategy

     Our strategy to take advantage of our market opportunity includes:

o    Utilizing   our    expertise     in    the   areas  of   thermodynamics and
     cryopreservation;

o Developing new products through platform designs to build new products with only a small incremental research and development investment;

o Become the leader in the design, development, manufacture, and sale of medical devices and disposables for our customers to "micro-manufacture" therapeutically valuable biological products from an autologous or directed single donor unit of blood to reduce or eliminate contamination and risk of infection to the recipient;

o Develop disposable products that are used with our platform designed products to provide a recurrent stream of revenue; and

o Create awareness of the medical advantages of biological products processed or stored in our products.

Risk Factors

For a discussion of considerations relevant to an investment in our common stock, see the section entitled "RISK FACTORS" beginning on page 3.

The Offering

Common Stock Outstanding Before the Offering.......................35,301,499
Common Stock Offered by Selling Stockholders (a)....................3,819,570(a)
Common Stock Outstanding After the Offering (a)....................39,121,069
Nasdaq SmallCap Symbol..................................................... KOOL

(a) Assumes that warrant holders have exercised their warrants to purchase 11,976 shares of common stock in the aggregate. The number of shares of common stock that is being registered by this registration statement is the total number of shares of common stock and shares of common stock that may be issued upon the exercise of warrants.

Use of Proceeds

We will not receive any proceeds from the resale of common shares by the Selling Stockholders. We will receive proceeds if certain outstanding warrants are exercised. Any proceeds from the exercise of warrants will be used for working capital.

                                  RISK FACTORS

     An investment in our common stock involves a number of very significant risks. Because of these risks, only persons able to bear the risk of and withstand the loss of their entire investment should invest in our common stock. Prospective investors should also consider the following before making an investment decision.

We Have Incurred Net Losses since Our Inception and Expect Losses to Continue. Except for net income of $11,246 for fiscal 1994, we have not been profitable since our inception. For the fiscal year ended June 30, 2002, we had a net loss of $5,038,000, and an accumulated deficit at June 30, 2002, of $49,110,000. The report of independent auditors on our June 30, 2002, financial statements includes an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern. Although we are executing on our business plan to market launch new products, continuing losses will impair our ability to fully meet our objectives for new product sales and will further impair our ability to meet continuing operating expenses that may result in staff reductions and curtailment of clinical trials currently planned. See Risk Factor entitled " If We Are Unable to Raise Funds Our Growth May Be Adversely Affected" below.

If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital for our growth and operations due to lack of revenues. Based on net proceeds of approximately $5.2 million (See "Recent Financing" on page 11) received in our most recent private placement, we believe we will have sufficient working capital to fund our operations for the next twelve to eighteen months. However, if actual sales do not meet expectations or marketing, production and clinical trial costs increase significantly, we will need additional financing to complete and implement our long-term business objectives. Further, delays in obtaining required governmental clearances for, or additional testing requirements prior to, marketing our new products will result in decreased revenues and increased costs that may require us to seek additional financing. In the event that there is a cash shortage and we are unable to obtain a debt financing, additional equity financing will be required which will have the effect of diluting the ownership of existing stockholders.

We Have Limited Testing Data and Must Complete Phase III Clinical Trial Successfully in Order to Gain Food and Drug Administration ("FDA") Approval Required to Market our CryoSeal(R) Fibrin Sealant System in the United States. The Company has completed the pilot study and certain in vitro and in vivo testing of its CryoSeal FS System, and has begun the pivotal trial in the United States. Other in vitro studies have occurred with the BioArchive(R) System and stem cell units processed with the BioArchive products have been transplanted successfully into humans. While these studies provide a basis to achieve regulatory permission to promote these systems for some of the indications that management believes can be achieved, they do not provide a basis to achieve all of the indications. Further clinical studies must be performed for future indications. There can be no assurance that the clinical studies can be successfully completed within the Company's expected time frame and budget, or that the Company's products will prove effective in the required clinical trials. If the Company is unable to conclude successfully the clinical trials of its products in development, the Company's business, financial condition and results of operations could be adversely affected.

Our Failure to Develop New Products Will Adversely Effect Our Future Growth. Historically, substantially all of our sales have been from products related to freezing, thawing and storing of blood plasma. Because we expect this segment of the blood plasma market to have limited growth potential, new products for the biotechnology market will have to be successfully developed and marketed for future growth. We are currently focused on developing and marketing novel blood processing systems such as the CryoSeal FS System for the automated production of autologous or allogeneic blood components used as a fibrin sealant. Although this product uses technology related to our core competence, it also represents a departure from our former core blood plasma business. Further, although we have had discussions with experts in areas of application for this product, it is still in its development and/or initial market phase. No assurance can be given that potential products can be successfully developed, and if developed, that a market will also develop for them.

If We Fail to Maintain Our Listing, Liquidity of the Company's Stockholders Will Be Adversely Affected. The Nasdaq SmallCap Market on which our common stock is traded has established certain maintenance listing requirements that must be satisfied in order for a company's shares to continue to be listed. Currently, our common stock meets the Nasdaq SmallCap Market maintenance listing requirements. However, if we continue to incur losses, this may affect our ability to meet the stockholders' equity of $2.5 million requirement or minimum Bid Price of $1 per share requirement as set by the Nasdaq SmallCap Market. We cannot assure that we will always be able to meet the Nasdaq SmallCap Market listing in the future. Failure to meet the Nasdaq SmallCap Market listing requirements could result in the delisting of our common stock from the Nasdaq SmallCap Market which may adversely affect the liquidity of our shares.

Our Business is Heavily Regulated, Resulting in Increased Costs of Operations and Delays in Product Sales. Most of our products require FDA approval to sell in the U.S. and will require clearance from comparable agencies to sell our products in foreign countries. These clearances may limit the U.S. or foreign market in which our products may be sold or circumscribe applications for U.S. or foreign markets in which our products may be sold. The majority of our products related to freezing blood components are currently exempt from the requirement to file a 510(k) pre-market application. These products are currently marketed and sold worldwide. Further, our products must be manufactured under principals of our quality system for continued Certificate European (CE) marking that allows our products to be marketed and sold in Europe, which are similar to the quality system regulations of both the FDA and California Department of Health. Failure to comply with those quality system requirements and regulations may subject the Company to delays in production while it corrects any deficiency found by either the FDA, the State of California or the Company's notifying European body during any audit of our quality system. With limited working capital and resources there is no assurance that we will not be found to be out of compliance, resulting in warning letters or, in worst case, temporary shut down of manufacturing while the non-conformances are rectified.

Influence By the Government and Insurance Companies May Adversely Impact Sales of Our Products. Our business may be materially affected by continuing efforts by government, third party payers such as medicare, medicaid, and private health insurance plans, to reduce the costs of healthcare. For example, in certain foreign markets the pricing and profit margins of certain healthcare products are subject to government controls. In addition, increasing emphasis on managed care in the U.S. will continue to place pressure on the pricing of healthcare products. As a result, continuing effort to contain healthcare costs may result in reduced sales or price reductions for our products. To date, we are not aware of any direct impact on our pricing or product sales due to such efforts by governments to contain healthcare costs and we do not anticipate any immediate impact in the near future.

Our Inability to Protect Our Patents, Trademarks and Other Proprietary Rights could Adversely Impact Our Competitive Position. We believe that our patents, trademarks and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our patents, trademarks and proprietary rights. We currently hold patents for products, and have patents pending for additional products that we market or intend to market. However, our actions to establish and protect our patents, trademarks, and other proprietary rights may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. If our products are challenged as infringing upon patents of other parties, we will be required to modify the design of the product, obtain a license, or litigate the issue, all of which may have an adverse business effect on us.

Failure to Protect Our Trade Secrets May Assist Our Competitors. We use various methods, including the use of confidentiality agreements with employees, vendors, and customers, to protect our trade secrets and proprietary know-how for our products. However, such methods may not provide complete protection and there can be no assurance that others will not obtain our know-how, or independently develop the same or similar technology. We prepare and file for patent protection on aspects of our technology which we think will be integrated into final products early in design phases, thereby limiting the potential risks.

Competition in Our Industry is Intense and Will Likely Involve Companies With Greater Resources Than We Have. We hope to develop a competitive advantage in the medical applications of our products, but there are many competitors that are substantially larger and who possess greater financial resources and personnel than we have. Our current principal market is the users of ultra-rapid blood plasma freezing and thawing equipment. There are companies that sell freezers to the blood plasma freezing industry which are larger and possess greater financial and other resources than we do. The CryoSeal System may face competition from major biological product manufacturers that currently sell fibrin glue sourced from pooled plasma outside the U.S. With regard to the BioArchive System, numerous larger and better-financed medical device manufacturers may choose to enter this market as it develops.

We Have a Limited Marketing and Sales Force for New Products Which May Delay Our Goal of Increased Sales Levels. We currently sell our existing medical devices through a direct sales and marketing force and our foreign distribution network. Although we have entered into exclusive distribution agreements for the area of the two new platform products and we continue to seek strategic partners, there are no assurances that the distributors will produce significant sales of the systems.

Our Lack of Production Experience May Delay Producing Our New Products. We have manufactured our blood plasma thawers and freezers that are less technologically sophisticated products since our inception and the BioArchive System since 1998. Although we have redesigned our manufacturing facility to accommodate the BioArchive System and the CryoSeal System, we do not have significant experience in manufacturing the CryoSeal System or in the manufacture of disposables. There can be no assurance that our current resources and manufacturing facility could handle a significant increase in orders for either the BioArchive System or the CryoSeal System. If we are unable to meet demand for sales of the new systems, we would need to train additional personnel or contract with third-party manufacturers for the backlog, and no assurances can be made that such third-party manufacturers can be retained, or retained on terms favorable to us and our pricing of the equipment. Inability to have products manufactured by third parties at a competitive price will erode anticipated margins for such products, and negatively impact our profitability.

Our New Products Are at Initial Market Introduction, and We Are Not Sure the Market Will Accept Them. The market acceptance of our CryoSeal System will depend upon the medical community and third-party payers accepting the products as clinically useful, reliable, accurate, and cost effective compared to existing and future products or procedures. Market acceptance will also depend on our ability to adequately train technicians on how to use the CryoSeal System. Even if our new product systems are clinically adopted, the use may not be recommended by the medical profession or hospitals unless acceptable reimbursement from health care and third party payers is available. Failure to achieve significant market share could have material adverse effects on our long-term business, financial condition and results of operation.

Failure to Keep Our Key Personnel May Adversely Affect Our Operations. Failure to retain skilled personnel could hinder our operations. Our future success partially depends upon the continued services of key technical and senior management personnel. Our future success also depends on our continuing ability to attract, retain and motivate highly qualified managerial and technical personnel. The inability to retain or attract qualified personnel could have a significant negative effect upon our efforts and thereby materially harm our business and financial condition. We have entered into employment agreements with each member of our senior management. Specifically, we are dependent upon the experience and services of Philip H. Coelho, Chairman and Chief Executive Officer. We have obtained key man life insurance covering Mr. Coelho in the amount of $2,000,000 as some protection against the risk.

Product Liability and Uninsured Risks May Adversely Affect the Continuing Operations. We may be liable if any of our products cause injury, illness, or death. We also may be required to recall certain of our products should they become damaged or if they are defective. We are not aware of any material product liability claim against us. Further, we maintain a general liability policy that includes product liability coverage of $1,000,000 per occurrence and $2,000,000 per year in the aggregate. However, a product liability claim against us could have a material adverse effect on our business or financial condition.

Dependence on Suppliers for Custom Components May Impact the Production Schedule. The Company obtains certain custom components from a limited number of suppliers. If the supplier raises the price of the component or discontinues production, the Company will have to find another qualified supplier to provide the component. In the event that it becomes necessary for us to find another supplier, we would first be required to qualify the quality assurance systems and product of that alternative supplier. Any transfer between qualified suppliers may impact the production schedule, thus delaying revenues, and may cause the price of the key components to increase.

                          SUMMARY FINANCIAL INFORMATION

     The following table contains summary information derived from the financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002, incorporated by reference herein, and should be read in conjunction with those financial statements and the related notes thereto.

                                                                                           For the Six Months Ended
                                                 For the Year Ended June 30,                     December 31,
                                                 ---------------------------                     ------------
                                               2000          2001          2002               2001         2002
                                               ----          ----          ----               ----         ----

Statement of Operations Data:

Revenues                                    $4,211,000    $5,792,000    $9,549,000        $3,984,000    $4,403,000

Cost of Revenues                            $4,246,000    $5,012,000    $7,558,000        $3,110,000    $3,635,000

Operating expenses                          $5,819,000    $5,671,000    $7,126,000        $3,305,000    $3,757,000

Net loss before cumulative effect
  of accounting change under
  SAB 101                                   $(5,818,000)  $(5,871,000)  $(5,038,000)      $(2,368,000)  $(2,946,000)


Cumulative effect of accounting
  change under SAB 101                        -           $  (282,000)       -                  -            -


Net loss                                    $(5,818,000)  $(6,153,000)  $(5,038,000)      $(2,368,000)  $(2,946,000)

Per Share Data

Net loss before preferred stock
  dividend or discount and
  cumulative effect of accounting
  change under EITF 00-27                   $(5,818,000)  $(6,153,000)  $(5,038,000)      $(2,368,000)  $(2,946,000)


Preferred stock dividend or
  discount                                  $ (905,000)   $ (100,000)        -                  -            -

Cumulative effect of accounting
  change under EITF 00-27                     -           $ (580,000)        -                  -            -

Net loss to common
  stockholders                              $(6,723,000)  $(6,833,000)  $(5,038,000)      $(2,368,000)  $(2,946,000)

Basic and diluted net loss per
  share before cumulative effect
  of accounting changes                     $   (0.30)    $   (0.22)    $   (0.15)        $   (0.07)    $   (0.08)

Cumulative effect of accounting
  change under SAB 101                       -            $   (0.01)         -                  -            -



Cumulative effect of accounting
  change under EITF 00-27                    -            $   (0.02)         -                  -            -

Basic and diluted net loss per
  common share                               $  (0.30)    $   (0.25)    $  (0.15)         $  (0.07)     $  (0.08)

Shares used in computing per
  share data                                 22,288,912   27,668,523    32,844,292        31,704,492    35,265,837


Pro Forma amounts assuming
 the accounting change under
 SAB 101 is applied
 retroactively:
    Net loss to common                       $(6,299,000) $(6,551,000)  $(5,038,000)      $(2,368,000)  $(2,946,000)
      stockholders
    Basic and diluted net loss               $   (0.28)   $   (0.24)    $  (0.15)         $  (0.07)     $  (0.08)
      per share



                                                    June 30,                    December 31,
                                                    --------                    ------------
                                                2001         2002             2001         2002
                                                ----         ----             ----         ----

Selected Balance Sheet Data:

Working Capital                              $7,098,000   $ 9,631,000      $4,878,000   $6,773,000

Total Assets                                 $9,553,000   $12,239,000      $7,724,000   $9,642,000

Total Liabilities                            $1,621,000   $ 2,046,000      $2,147,000   $2,355,000

Stockholders' Equity                         $7,932,000   $10,193,000      $5,577,000   $7,287,000

                               THERMOGENESIS CORP.

     We design, manufacture and distribute micro-manufacturing systems consisting of compact robotic devices or automated devices and companion sterile single-use disposables that our customers use to produce products sourced from single units of blood. These biological products include hematopoietic stem cells for bone marrow rescue transplants and blood derived proteins to assist surgeons in arresting bleeding or bonding tissues. The Company completed two new technology platforms (BioArchive System and the CryoSeal System), each of which is designed to produce multiple biological products targeted at serious diseases and surgical applications. These two technology platforms are viewed by the Company as micro-manufacturing systems, that utilize single use sterile disposable containers to produce biological products composed of stem cells, proteins, enzymes or growth factors with potential therapeutic applications for treatment of serious human disease. Currently, we are manufacturing several categories of thermodynamic devices that are being sold under FDA clearance to market in the United States. We continue to sell Thermoline(TM) Plasma Freezers and Thawers. Other potential markets for our proprietary technology include surgical, pharmaceutical and industrial applications.

     Our strategy has been to develop superior blood processing devices for the niche blood processing markets where new products could quickly establish credibility for our proprietary technology. We believe that by concentrating our products to serve the blood plasma industry, many customers, such as the Red Cross or other blood transfusion societies of various countries, would validate our proprietary technology for rapid freezing of biological substances, more specifically blood plasma. Early products, which received 510(k) clearance to market, are sold to blood banks and hospitals either directly or through our distribution network. See our "Annual Report on Form 10-K. -- Description of the Business."

     We received CE Mark on the CryoSeal(R) Fibrin Sealant ("FS") System for approval in the European community in March of 2001 and Canadian approval in May of 2001, thus allowing commercialization activities of the CryoSeal FS System, which produces and dispenses a two-component fibrinogen and fibronectin rich protein "glue," to begin in each of these markets. In the U.S., in July 2002, an independent Data Safety Monitoring Board ("DSMB"), comprised of surgeons, a bio-statistician and an ethicist, recommended proceeding with the multi-center pivotal trial for the CryoSeal FS System. The DSMB recommendation is based on the demonstrated safety of the pilot study data from patients undergoing liver resections. As a result of this recommendation, the Company is finalizing agreements with various hospitals with large liver resection practices who will conduct the trials. The Company also continues to support Asahi Medical's efforts in Japan to gain approval from the Japanese Ministry of Health and Welfare to begin human clinical trials during the current fiscal year.

Our History

     Our core expertise lies in the technical fields of thermodynamics and cryopreservation, technologies that we initially applied to the development of ultra-rapid freezers and thawers, which are currently being sold to blood banks and hospitals in countries throughout the world. Until the fourth quarter of fiscal year 1998, our revenues had been principally derived from these products. Following four years of intensive research and development, we began shipping in the second quarter of fiscal year 1998 our new platform product called the BioArchive System.

     We are incorporated in Delaware and our principal executive offices are located at 3146 Gold Camp Drive, Rancho Cordova, California 95670 and our telephone number is (916) 858-5100.

Recent Financing

     In March 2003, we completed a private placement of 3,807,594 shares of common stock, raising an aggregate of $5,834,000, before placement agent fees of 7% of gross proceeds and expenses of the offering. Warrants to purchase 11,976 shares of common stock at an exercise price of $2.39 per share were also issued. The net proceeds from the private placement are being used to fund the completion of the clinical trials through an independent Clinical Research Organization to support the Company's claims for the CryoSeal FS System and for general working capital. Under the terms of the private placement, we are required to register for resale the common shares and common shares underlying the warrants.

                             SUMMARY OF THE OFFERING

     We are registering 3,819,570 shares of common stock for resale by the selling stockholders of which 11,976 shares may be issued upon the exercise of warrants.

                                 USE OF PROCEEDS

     We will receive no proceeds from the resale of the shares of common stock by the selling stockholders. We will, however, receive proceeds if the selling stockholders exercise their warrants. Those proceeds, if any, will be used for general working capital.

                              PLAN OF DISTRIBUTION

     The selling stockholders, their pledgees, donees, transferees or other successors in interest may from time to time offer and sell all or a portion of the shares in transactions on the Nasdaq SmallCap Market, or on any other securities exchange or market on which the common stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then-current market price or at negotiated prices. The selling stockholders or their pledgees, donees, transferees, or other successors in interest may sell their shares directly or through agents or broker-dealers acting as principal or agent, or in block trades or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus supplement. Each of the selling stockholders and their pledgees, donees, transferees or other successors in interest reserves the right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

     In connection with distributions of the shares, any selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. Any selling stockholder also may sell the shares short and deliver the shares to close out such short positions. Any selling stockholder also may enter into options or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, which may then resell or otherwise transfer such shares. Any selling stockholder also may loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares.

     The selling stockholders, any agents, dealers or underwriters that participate with the selling stockholders in the resale of the shares of common stock and the pledgees, donees, transferees or other successors in interest of the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which case any commissions received by such agents, dealers or underwriters and a profit on the resale of the shares of common stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

     There is no assurance that the selling stockholders will sell any or all of the shares.

     Pursuant to registration rights agreements between us and the selling stockholders, we have agreed to pay all expenses of the Company and selling stockholders incurred in the registration of the shares other than brokerage commissions incurred by the selling stockholders.

     In addition to selling their common stock under this Prospectus, the selling stockholders may:

     o transfer their common stock in other ways not involving market makers or established trading markets, including by gift, distribution, or other transfer; or

     o sell their common stock under Rule 144 of the Securities Act.

                              SELLING STOCKHOLDERS

     The following table identifies the selling stockholders, as of March 28, 2003, and indicates certain information known to us with respect to (i) the number of shares of common stock held by the selling stockholders, (ii) the amount to be offered for the selling stockholders' account, and (iii) the number of shares and percentage of outstanding shares of common stock to be owned by the selling stockholders after the sale of the common stock offered by the selling stockholders. The selling stockholders are not obligated to sell their common stock offered by this Prospectus.

     The number of shares listed under "Shares to be Sold" in the table assumes that the selling stockholders have exercised their warrants into the maximum number of shares currently permitted and will sell all common shares in a secondary offering pursuant to this Prospectus.

     Under the Exchange Act, any person engaged in a distribution of the shares of our common stock offered by this Prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each selling stockholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. Further, the selling stockholders may resell their shares pursuant to Rule 144.

     The warrants are not registered or listed for trading on the Nasdaq Stock Market or on any exchange.

     Of the shares shown as owned and offered by the stockholders under this Prospectus, 11,976 shares may be issued upon exercise of warrants acquired by the selling stockholder from us in a private placement and resold.


                                               Shares Owned Prior to      Shares to be           Shares Owned
                                                     Offering(1)             Sold               After Offering
                                                     --------            -------------          --------------


Name of Stockholder                                    Number                Number           Number       Percentage
-------------------                                    ------                ------           ------       ----------
INKA Kapitalanlagesellschaft mbH                      1,600,000             1,600,000            0             *
OXA Trade & Finance, Inc.                               100,000               100,000            0             *
Von Ernst Multi Funds Balanced Equity                   100,000               100,000            0             *
JAS Securities, LLC                                      98,039                98,039            0             *
TCMP3 Partners                                          163,400               163,400            0             *
MRT, L.P.                                                71,856(2)             71,856(2)         0             *
Clarion Capital Corporation                             470,629(3)            163,399         307,230          *
Ellis Enterprises                                        98,039                98,039            0             *
Alpha Capital                                           261,438               261,438            0             *
Deutsche Bank AG, London Branch                         500,000               500,000            0             *
P&V Assurances S.C.                                     500,000               500,000            0             *
Vertical Ventures Investments, LLC                      163,399               163,399            0             *

Footnotes to Table

*     Less than one percent.

(1) Ownership includes options and warrants exercisable on or before May 30, 2003.
(2)   Includes 11,976 shares issuable upon the exercise of warrants.
(3) Includes 120,000 shares issuable upon the exercise of warrants and 110,000 shares issuable upon the conversion of 22,000 shares of Series A Preferred Stock.

Relationship with Selling Stockholders

     None of the selling stockholders has had any material relationship with us within the past three years.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Amended and Restated Certificate of Incorporation provides that we will indemnify directors and officers of the Company to the fullest extent permitted by Delaware Law. Further, our bylaws provide authority for the company to maintain a liability insurance policy that insures directors or officers against any liability incurred by them in serving for the Company.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by final adjudication.

                                 TRANSFER AGENT

     The transfer agent for our common stock is Computershare Transfer and Trust, 350 Indiana Street, Suite 800, Golden, Colorado 80401

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 2002, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements), which is incorporated by reference in this Prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered by the selling stockholders through this Prospectus will be passed upon for us by Bartel Eng & Schroder. Mr. David Adams, a shareholder of Bartel Eng & Schroder, beneficially owns warrants to acquire 4,722 shares of common stock and owned outright 17,822 shares of common stock as of March 31, 2003 which represents less than one percent of the total outstanding number of shares.

                       WHERE CAN YOU FIND MORE INFORMATION

     Government Filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Room. Most of our filings are also available to you free of charge at the Securities and Exchange Commission's website at http://www.sec.gov.

     Stock Market. Our common stock is listed on the Nasdaq SmallCap Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Registration Statement. We have filed a registration statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to the common stock offered under this Prospectus, and this Prospectus is a part of that registration statement. However, it does not contain all of the information contained in the registration statement and the exhibits filed with the registration statement. You should refer to the registration statement and its exhibits for further information about us and the common stock offered under this Prospectus.

     Information Incorporated by Reference. The Securities and Exchange Commission rules and regulations allow us to "incorporate by reference" the information that we file with the Securities and Exchange Commission. This means that we can disclose additional important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file in the future with the Securities and Exchange Commission will automatically update and supersede this information. We have filed the following documents with the Securities and Exchange Commission and the information contained in those documents is incorporated by reference into this Prospectus:

     (1) Annual Report on Form 10-K for the year ended June 30, 2002;

     (2) Quarterly Reports on Form 10-Q for the quarter ended September 30, 2002 and December 31, 2002;

     (3) Current Reports on Form 8-K for events dated March 21, 2003 and March 28, 2003;

     (4) Proxy Statement for the Annual Meeting of Stockholders held on January 30, 2003; and

     (5) The description of our common stock contained in Form 8-A.

     Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, following the date of this Prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this Prospectus and will be made a part of it from the date of filing with the Securities and Exchange Commission.

     ThermoGenesis Corp. Filings made with the SEC and other information about the Company can be found on our website at www.thermogenesis.com. We will provide to each person, including any beneficial owner, who is delivered a prospectus, a copy of any of the documents that are incorporated by reference free of charge. Send requests to Assistant Secretary, ThermoGenesis Corp., 3146 Gold Camp Drive, Rancho Cordova, California 95670 or call (916) 858-5100.

                       GLOSSARY OF CERTAIN TECHNICAL TERMS


510(k): formal notification to the Food and Drug Administration ("FDA") by manufacturers of Class I devices to obtain clearance to market the medical device. The device must be substantially equivalent to devices manufactured prior to 1976.

ALLOGENEIC: involving, derived from, or being from genetically different individuals of the same species, as obtaining blood from a single donor's plasma for use in a patient.

AUTOLOGOUS: autogenous; related to self; originating within an organism itself, as obtaining blood from the patient for use in the same patient.

CRYOPRECIPITATE: any precipitate (substance that is separated out of a solution of plasma) that results from cooling, as cryoglobulin or antihemophilic factor.

CRYOPRESERVATION: maintaining the life of excised tissue or organs by freezing and storing at very low temperatures.

CRYOSEAL: system for harvesting fibrinogen-rich cryoprecipitate from a donor's blood plasma, a blood component that is currently licensed by the FDA for the treatment of clotting protein deficient patients.

FIBRINOGEN: a blood protein that is converted to fibrin in the clotting of blood.

PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses payable by our company in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling stockholders. All of the amounts shown are estimates, except for the SEC registration fee.

         SEC registration fee                                    $      604.53
                                                                 ---------------
         Printing and engraving expenses                        *$        0
                                                                 ---------------
         Accounting fees and expenses                           *$   20,000.00
                                                                 ---------------
         Legal fees and expenses                                *$   65,000.00
                                                                 ---------------
         Transfer agent and registrar fees                      *$    1,000.00
                                                                 ---------------
         Fees and expenses for qualification under
         state securities laws                                   $      250.00
                                                                 ---------------
         Engineering fees                                        $        0
                                                                 ---------------
         Federal taxes                                           $        0
                                                                 ---------------
         State taxes                                             $        0
                                                                 ---------------
         Miscellaneous                                          *$        0
                                                                 ---------------

         TOTAL                                                   *$  86,854.53
                                                                 ---------------

*  estimated


Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers and employees of corporations under certain conditions and subject to certain limitations. Article Eight of our Amended and Restated Certificate of Incorporation contain provisions for the indemnification of our directors and officers to the fullest extent permitted by law.

     Under such law, we are empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of our company to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee or other agent of our Company or our subsidiaries, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in our best interests and, in the case of a criminal proceeding, has no reasonable cause to believe the conduct of such person was unlawful. In addition, we may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of our Company to procure a judgment in our favor by reason of the fact that such person is or was an officer, director, employee or other agent of our Company or our subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person believed to be in the best interest of our company and stockholders. We may advance expenses incurred in defending any proceeding prior to final disposition upon receipt of an undertaking by the agent to repay that amount it shall be determined that the agent is not entitled to indemnification as authorized.

     In addition, we have directors' and officers' liability insurance, which our bylaws provide authority to maintain to insure directors or officers against any liability incurred while in capacity as such, or arising out of their status as such.

Item 16. Exhibits and Financial Statement Schedules

Exhibit       Description

3.1    (a)    Amended and Restated Certificate of Incorporation             (3)
       (b)    Revised Bylaws                                                (3)
4.1           Certificate of Designation Series A Convertible Redeemable
              Preferred Stock                                               (8)
4.2           Certificate of Designation of Series B Convertible
              Preferred Stock                                              (11)
4.3           Warrant [form]                                               (13)
4.4           Registration Rights Agreement dated December 22, 1999 [Form] (11)
4.4           Warrant [form]                                               (14)
4.5           Warrant [form]                                               (17)
5.1           Opinion of Bartel Eng & Schroder, General Counsel
10.1   (a)    Letter of Agreement with Liquid Carbonic, Inc.                (1)
       (b)    Letter of Agreement with Fujitetsumo USA                      (1)
       (c)    Letter of Agreement with Fujitetsumo Japan                    (1)
       (d)    License Agreement between Stryker Corp. and
              THERMOGENESIS CORP. Corp.                                     (4)
       (e)    Lease of Office and Mfg. Space                                (3)
       (f)    Executive Development and Distribution Agreement
              between THERMOGENESIS CORP. and Daido Hoxan Inc.              (2)
       (g)    Administrative Office Lease                                   (5)
       (i)    Employment Agreement for Sam Acosta                           (7)
       (j)    License Agreement and Distribution with Asahi Medical         (6)
       (k)    Distribution Agreement with Dideco S.P.A.                     (9)
       (l)    Employment Agreement for Philip H. Coelho                    (15)
       (m)    Employment Agreement for Renee Ruecker                       (10)
       (n)    Amendment to License Agreement with Asahi Medical            (10)

       (o)    Subscription Agreement dated December 22, 1999 [form]        (11)
       (p)    Employment Agreement for Dan Segal                           (15)
       (q)    Unit Purchase Agreement dated April 27, 2001 [form]          (13)
       (r)    Employment Agreement with Kevin Simpson                      (16)
       (s)    Unit Purchase Agreement dated March 26, 2001 [form]          (14)
       (t)    Stock Purchase Agreement dated March 21, 2003 and
              March 31, 2003 [Form]                                        (17)

23.1   Consent of Bartel Eng & Schroder is contained in Exhibit 5.1

23.2   Consent of Ernst & Young LLP, Independent Auditors

Footnotes to Index

(1) Incorporated by reference to Registration Statement No. 33-37242 of the Company filed on February 7, 1991.
(2)    Incorporated by reference to Form 8-K for June 9, 1995.
(3) Incorporated by reference to Form 10-KSB for the year ended June 30, 1994.
(4)    Incorporated by reference to Form 8-K for September 27, 1995.
(5) Incorporated by reference to Form 10-QSB for the quarter ended December 31, 1995.
(6)    Incorporated by reference to Form 8-K for May 29, 1996.
(7)    Incorporated by reference to Form 10-K for the year ended June 30, 1997.
(8)    Incorporated by reference to Form 8-K for January 14, 1998.
(9)    Incorporated by reference to Form 8-K for February 16, 1998.
(10)   Incorporated by reference to Form 10-K for the year ended June 30, 1999.
(11)   Incorporated by reference to Form 8-K for December 23, 1999.
(12)   Incorporated by reference to Form 10-K for the year ended June 30, 2000.
(13) Incorporated by reference to Form 10-Q for the quarter ended March 31, 2001.
(14)   Incorporated by reference to Form 8-K for April 5, 2002.
(15)   Incorporated by reference to Form 10-K for the year ended June 30, 2002.
(16) Incorporated by reference to Form 10-Q for the quarter ended December 31, 2002.
(17)   Incorporated by reference to Form 8-K for March 21, 2003.

Item 17. Undertakings

(a)    The undersigned Company hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section (10)(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii), above, do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                    * * * * *

(b) The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange of 1934 Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                    * * * * *

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Cordova, State of California on April 16, 2003


THERMOGENESIS CORP.


/S/ PHILIP H. COELHO
-------------------------------------
Philip H. Coelho,
Chairman and Chief Executive Officer
(Principal Executive Officer)

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities and on the dates indicated:



/S/ PHILIP H. COELHO
--------------------------------------                     Dated: April 16, 2003
Philip H. Coelho,
Chairman and Chief Executive Officer
(Principal Executive Officer)


/S/ RENEE M. RUECKER
--------------------------------------                     Dated: April 21, 2003
Renee M. Ruecker, Chief Financial Officer
(Principal Accounting Officer and
Principal Financial Officer)


/S/ KEVIN SIMPSON
--------------------------------------                     Dated: April 18, 2003
Kevin Simpson, President,
Chief Operating Officer and Director


/S/ HUBERT E. HUCKEL
--------------------------------------                     Dated: April 10, 2003
Hubert E. Huckel, Director

/S/ PATRICK MCENANY
--------------------------------------                     Dated: April 18, 2003
Patrick McEnany, Director


/S/ DAVID S. HOWELL
--------------------------------------                     Dated: April 10, 2003
David S. Howell, Director


/S/ GEORGE BARRY
--------------------------------------                     Dated: April 15, 2003
George Barry, Director


/S/ EDWARD CAPE
--------------------------------------                     Dated: April 14, 2003
Edward Cape, Director